Exhibit 99.1

H World Group Limited Announces Change of Board Composition

SINGAPORE and SHANGHAI, August 15, 2025 (GLOBE NEWSWIRE) -- H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World” or the “Company”), a key player in the global hotel industry, today announced that the board of directors of the Company (the “Board”) appointed, effective from August 15, 2025, (i) Mr. Justin Martin Leverenz (“Mr. Leverenz”) as a director of the Board; (ii) Ms. Yi Zhang (alias Bonnie Yi Zhang) (“Ms. Zhang”) as an independent director of the Board and the chairwoman of the audit committee of the Company (the “Audit Committee”); and (iii) Ms. Lei Cao, an existing independent director of the Company, as a member of the compensation committee of the Company (the “Compensation Committee”). Effective from the same date, Ms. Tong Tong Zhao (“Ms. Zhao”) will step down as an independent director of the Board to serve as an observer of the Board and Mr. Jian Shang (“Mr. Shang”) will step down as an independent director of the Board, the chairman of the Audit Committee, and a member of the Compensation Committee.

Mr. Leverenz was the Chief Investment Officer and a Senior Portfolio Manager of Invesco Developing Markets Fund from May 2007 to July 2025. He joined Invesco Ltd. in 2019 when it combined with OppenheimerFunds. Mr. Leverenz managed the OppenheimerFunds Developing Markets Fund, which was renamed the Invesco Developing Markets Fund, beginning in May 2007. He was a Portfolio Manager at OppenheimerFunds from 2007 to 2019, having started in 2004 as a senior research analyst supporting Global Equity Strategy. Prior to joining OppenheimerFunds, Mr. Leverenz was a director of Pan-Asian Technology Research for Goldman Sachs in Asia, where he covered technology companies in the region. He also served as the Head of Equity Research in Taiwan, China for Barclays de Zoete Wedd and as a Portfolio Manager for Martin Currie Investment Managers in Scotland. Mr. Leverenz obtained his bachelor’s degree in Chinese Studies and Political Economy from the University of California and his master’s degree in international economics from the University of California. He is a Chartered Financial Analyst® (CFA®) charter holder.

Ms. Zhang has served as the Chief Financial Officer of SINA Corporation since March 2015. From March 2014 to March 2015, Ms. Zhang was the Chief Financial Officer of Weibo Corporation (NASDAQ: WB; HKEX: 09898), one of SINA’s subsidiaries. Prior to joining Weibo, Ms. Zhang was the Chief Financial Officer of AdChina Ltd., a company operating an integrated internet advertising platform in China, from May 2011 to February 2014. From October 2007 to April 2011, Ms. Zhang was an audit partner of Deloitte Touche Tohmatsu based in Shanghai, with a focus on serving Chinese companies listed in the United States and Chinese companies making initial public offerings in the United States. Ms. Zhang has served as an independent director of Yatsen Holding Limited (NYSE: YSG), a NYSE listed company since November 2020. Ms. Zhang has also served as an independent non-executive director of Swire Pacific Limited (HKEX: 0019), a Hong Kong-based international conglomerate with a diversified portfolio of market leading businesses since June 2022. Since February 2023, Ms. Zhang has served as an independent director of Hesai Group (Nasdaq: HSAI), a NASDAQ listed technology company. Ms. Zhang graduated summa cum laude with a B.A. in Business Administration from McDaniel College in Maryland in 1997. She is a member of the American Institution of Certified Public Accountants.

Mr. Qi Ji, the Company’s founder and executive chairman of the Board, warmly welcomes Mr. Leverenz and Ms. Zhang to the Board. He believes that their talents and experience will greatly benefit H World’s long-term sustainable growth. Additionally, he would like to express his sincere gratitude to Ms. Zhao and Mr. Shang for their valuable contributions and dedicated service during their tenure as directors.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of March 31, 2025, H World operated 11,685 hotels with 1,142,158 hotel rooms in operation in 19 countries. H World’s brands include HanTing Hotel, JI Hotel, Orange Hotel, Crystal Orange Hotel, IntercityHotel, Hi Inn, Ni Hao Hotel, Elan Hotel, Zleep Hotels, Starway Hotel, CitiGo, Manxin Hotel, Madison Hotel, MAXX, Blossom House, Joya Hotel, Steigenberger Hotels & Resorts, Jaz in the City, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of March 31, 2025, H World operates 8 percent of its hotel rooms under the lease and ownership model, and 92 percent under the manachise and franchise model.

For more information, please visit H World’s website: https://ir.hworld.com.

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

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